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                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549



                                     FORM 11-K/A



(Mark One)
    [x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934
         For the fiscal year ended December 31, 1996

                                          OR

    [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
         For the transition period from               to


Commission file number 1-10410


         A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                   Harrah's Entertainment, Inc.
                   Savings and Retirement Plan


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   Harrah's Entertainment, Inc.
                   1023 Cherry Road
                   Memphis, Tennessee  38117


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    The 11-K for the Harrah's Entertainment, Inc. Savings and Retirement Plan
is herewith amended by filing a currently dated consent of independent public accountants.





                                      Signature
                                      ---------



    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             HARRAH'S ENTERTAINMENT, INC.
                             SAVINGS AND RETIREMENT PLAN



Dated:  June 26, 1997        By: /S/ MICHAEL N. REGAN
                                 -------------------------------------
                                 MICHAEL N. REGAN
                                 Authorized Trustee of the Plan
                                 and Vice President and
                                 Controller of Harrah's
                                 Entertainment, Inc.